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                             June 21, 2023

       Orlando Hernandez
       Chief Executive Officer
       VICTORY MARINE HOLDINGS CORP
       555 NE 34th Street, Suite 1207
       Miami, FL 33137

                                                        Re: VICTORY MARINE
HOLDINGS CORP
                                                            Offering Statement
on Form 1-A
                                                            June 13, 2023
                                                            File No. 024-12279

       Dear Orlando Hernandez:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Julia
Luttig at 202-551-3458 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services